UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☒ Form C/A: Amendment to Offering Statement
   ☒ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
PANGEA Partners, LLC

Legal status of issuer

    Form
    Limited Liability Company

    Jurisdiction of Incorporation/Organization
    California

    Date of organization
    October 2nd, 2013

Physical address of issuer
808 N. Dillon St., Los Angeles, CA 90026

Website of issuer
https://www.pangeaman.com

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
 Crowd Note

Target number of Securities to be offered
N/A

Price (or method for determining price)
Determined in conjunction with a broker-dealer.

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$500,000

Deadline to reach the target offering amount
January 25th, 2019

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
1

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	51,064	2,624
Cash & Cash Equivalents	14,468	1,044
Accounts Receivable	0	0
Short-term Debt	74,934	49,132
Long-term Debt	28,089	1,321
Revenues/Sales	79,556	35,996
Cost of Goods Sold	46,483	53,684
Taxes Paid	0	0
Net Income	(51,959)	(47,829)

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
November 16th, 2018

PANGEA Partners LLC



Up to $500,000 of Crowd Notes

PANGEA Partners LLC ("PANGEA", the "Company," "we," "us", or "our"), is offering up to $500,000 worth of Crowd Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by January 18th, 2019. The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $200,000 under the Combined Offerings (the "Closing Amount") by January 18th, 2019, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $500,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to January 18th, 2019, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's

management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

   (1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
   (2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
   (3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
   (4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
   (5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
   (6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting
The Company will file a report electronically with the SEC annually and post the report on its website, no later than April 30, 2019.

Once posted, the annual report may be found on the Company's website at https://www.pangeaman.com/investors.

The Company must continue to comply with the ongoing reporting requirements until:
   (1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
   (2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
   (3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
   (4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
   (5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any or its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates
Updates on the status of this Offering may be found at: https://www.seedinvest.com/pangea

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

PANGEA Partners LLC is a California Limited Liability Company, formed on October 2nd, 2013.

The Company is located at 808 N. Dillon St. Los Angeles, CA 90026.

The Company's website is https://www.pangeaman.com.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under https://www.seedinvest.com/pangea and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Crowd Note being offered	$25,000
Maximum amount of Crowd Note	$500,000
Minimum investment amount per investor	$1,000
Offering deadline	January 18th, 2019
Use of proceeds	See the description of the use of proceeds on page 14 hereof.
Voting Rights	See the description of the voting rights on pages 11, 15, 16, 19, and 20.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The apparel market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company forecasts project $1MM+ annual revenue growth in 2019. If its assumptions are wrong, and its projections regarding market penetration are too aggressive, its financial projections may overstate its viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company's business model is capital intensive. The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan. In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If the Company are not able to raise sufficient capital in the future, it will not be able to execute its business plan, its continued operations will be in jeopardy and it may be forced to cease operations and sell or otherwise transfer all or substantially all of its remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

The Company does not currently hold any intellectual property and they may not be able to obtain such intellectual property. Their ability to obtain protection for their intellectual property (whether through patent, trademark, copyright, or other IP right) is uncertain due to a number of factors, including that the Company may not have been the first to make the inventions. The Company have not conducted any formal analysis of the "prior art" in their technology, and the existence of any such prior art would bring the novelty of their technologies into question and could cause the pending patent applications to be rejected. Further, changes in U.S. and foreign intellectual property law may also impact their ability to successfully prosecute their IP applications. For example, the United States Congress and other foreign legislative bodies may amend their respective IP laws in a manner that makes obtaining IP more difficult or costly. Courts may also render decisions that alter the application of IP laws and detrimentally affect their ability to obtain such protection. Even if the Company is able to successfully register IP, this intellectual property may not provide meaningful protection or commercial advantage. Such IP may not be broad enough to prevent others from developing technologies that are similar or that achieve similar results to theirs. It is also possible that the intellectual property rights of others will bar the Company from licensing their technology and bar them or their customer licensees from exploiting any patents that issue from our pending applications. Finally, in addition to those who may claim priority, any patents that issue from our applications may also be challenged by their competitors on the basis that they are otherwise invalid or unenforceable.

Its international operations could be affected by currency fluctuations, capital and exchange controls, expropriation and other restrictive government actions, changes in intellectual property legal protections and remedies, trade regulations and procedures and actions affecting approval, production, pricing, and marketing of, reimbursement for and access to its products, as well as by political unrest, unstable governments and legal systems and intergovernmental disputes. Any of these changes could adversely affect its business. Many emerging markets have experienced growth rates in excess of the world's largest markets, leading to an increased contribution to the industry's global performance. There is no assurance that these countries will continue to sustain these growth rates.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation. Consumer preferences for our products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. In addition, because of our varied customer base, we must offer an array of products that satisfy the broad spectrum of consumer preferences. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business

In general, demand for our products and services is highly correlated with general economic conditions. A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

Maintaining, extending and expanding our reputation and brand image are essential to our business success. We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations. In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

We currently obtain components from single or limited sources, and are subject to significant supply and pricing risks. Many components, including those that are available from multiple sources, are at times subject to industry-wide shortages and significant commodity pricing fluctuations. While the Company has entered into agreements for the supply of many components, there can be no assurance that we will be able to extend or renew these agreements on similar terms, or at all. A number of suppliers of components may suffer from poor financial conditions, which can lead to business failure for the supplier or consolidation within a particular industry, further limiting our ability to obtain sufficient quantities of components. The follow-on effects from global economic conditions on our suppliers, also could affect our ability to obtain components. Therefore, we remain subject to significant risks of supply shortages and price increases. Our products often utilize custom components available from only one source. Continued availability of these components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. In particular, the Company is dependent on Nick Bradley. There can be no assurance that they will continue to be employed by the Company for a particular period of time. The loss of our key employees or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

The team does not come from supply chain management/operations backgrounds. Because of this, there is a risk that they could not effectively manage the supply chain / operations / logistics of the business, which could impact customer relations and/or cash positions.

The company is required to lay out large sums for working capital requirements to buy and purchase goods and then sell the goods 2-6 months later. There is also the risk that the product could go out of style. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. In addition, because of our varied customer base, we must offer an array of products that satisfy the broad spectrum of consumer preferences. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

Despite the company maintaining a low burn, the current cash position is considered very low given where they are in the life cycle. There is a risk that burn could spike which would limit the company's ability to operate. The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to purchase inventory, promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

Cyclical and seasonal fluctuations in the swimwear market may have an effect on the Company. Both cyclical and seasonal fluctuations in swimwear may affect their business. Swimwear sales generally slow during the winter months, and sales typically increase significantly in the spring and summer of each year. These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

The Company has not filed a Form D for its previous offering. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

The Company does not keep proper records of their Board Minutes. Although the Company is not legally required to keep Board Records to conduct operations, boards play a critical role in effective risk oversight. A board helps ensure that management's actions are consistent with corporate strategy, reflective of the culture of the business, and in line with the organization's risk tolerance. There is no guarantee that Board Minutes will be kept going forward.

The Company does not have an employment contract in place with Nick Bradley, the CEO. Employment agreements typically provide protections to the Company in the event of the employee's departure, specifically addressing who is entitled to any intellectual property created or developed by those employees in the course of their employment and covering topics such as non-competition and non-solicitation. As a result, if Nick were to leave Pangea, the Company might not have any ability to prevent his direct competition, or have any legal right to intellectual property created during his employment. There is no guarantee that an employment agreement will be entered into.

The reviewing CPA has included a "going concern" note in the reviewed financials. The Company has incurred losses from inception of approximately $134,647 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern for the twelve-month period from the report date. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to attract users to its software platform and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

Risks Related to the Securities

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

We are selling convertible notes that will convert into shares or result in payment in limited circumstances. These notes only convert or result in payment in limited circumstances. If the Crowd Notes reach their maturity date, investors (by a decision of the Crowd Note holders holding a majority of the principal amount of the outstanding Crowd Notes) will either (a) receive payment equal to the total of their purchase price plus outstanding accrued interest, or (b) convert the Crowd Notes into shares of the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of Company's common stock. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of two times their purchase price or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet to-be-determined class of preferred stock. If the notes convert because they have reached their maturity date, the notes will convert based on a $2,000,000 valuation cap. If the notes convert due to a qualified equity financing, the notes will convert at a discount of 20%, or based on a $2,000,000 valuation cap. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $2,000,000 valuation cap, so you should not view the $2,000,000 as being an indication of the Company's value.

We have not assessed the tax implications of using the Crowd Note. The Crowd Note is a type of debt security. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis. By purchasing a Crowd Note this Offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Crowd Note. Those provisions apply to claims regarding this Offering, the Crowd Notes and possibly the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

You may have limited rights. The Company has not yet authorized preferred stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights.

You will be bound by an investment management agreement which limits your voting rights. As a result of purchasing the notes, all Non-Major Investors (including all investors investing under Regulation CF) will be bound by an investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

A majority of the Company is owned by a small number of owners. Prior to the Offering, the Company's current owners of 20% or more of the Company's outstanding voting securities beneficially own up to 90.79% of the Company's voting securities. Subject to any fiduciary duties owed to our other owners or investors under California law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

BUSINESS

Description of the Business

The men's swimwear market, currently valued at $7.1B, has shown strong growth due to heightened interest in health and recreational activities.

However, while the men's swimwear market has been growing, there is a lack of differentiated brands, both in terms of narrative and design. PANGEA fills that void by offering a genuinely unique fashion aesthetic for tailored men's swimwear as well as a rich narrative surrounding travel and exploration.

We create premium men's swimwear, offering tailored fits in exotic prints. We offer our swimwear in three timeless fits and create original, brand-owned designs inspired from our own worldly travels. Our shorts feature a luxurious, "Quick-Dry" Japanese Polyester with antique nickel hardware, all hand-sewn in Colombia to create the ultimate travel companion. We go farther than our competitors by offering more than just good fabrics and tailored fits, but instead, worldly designs that are inspired from our own travels around the world. Our long-term goal is to expand outside of swimwear and create a full lifestyle brand that outfits the modern day traveler.

2018 revenue through October of $285,790, a 300%+ increase from the comparable period in 2017, all with only $200k in funding since inception. We currently sell to customers in over 15 countries with 19% of our total orders being international. Since launching in 2014, we have received several press accolades including GQ, Gear Patrol, Cool Material, Men's Health & Men's Journal and also have had two successful seasons in Nordstrom as well as high-end boutiques around the world.

Business Plan

We design, manufacture, and retail men's swimwear. Our swimwear is designed out of Los Angeles but produced in Barranquilla, Colombia. Our current product cost is around $12/swimsuit, but we anticipate a future cost of $9/swimsuit with the scaling of the business.

Current Profit Margins:

COGS: $12
WHOLESALE:
-Average Pricepoint: $43
-Gross Profit: $31; Margin: 73%
RETAIL:
-Average Pricepoint: $95
-Gross Profit: $83; Margin 88%
We are currently a primarily direct-to-consumer business, with a proven model showcasing demand in over 15 countries, with 19% of our business being international.

Other paid analytics to note:

CPA: $20
AOV: $129
ROAS: 2.41
Repeat Customer Rate: 28%
Additionally, email and organic social prove to be an important part of our online scaling.

Email Analytics:
-Email List: Over 4,750
-Email List Growth: 10%+ per month
-Drives ~29% Monthly Revenue:
Social Analytics:
-Total Followers: 13.5k
-International Followers: 53% of Total
Additionally, given the success of recent pop-ups at hotel pool parties, we plan to expand into "pop-up" brick & mortar and strategic wholesale in 2019.

THE PANGEA MAN (Target Audience)
The PANGEA man is the modern-day traveler, or "the worldly gentleman". Our target market is a digitally savvy 24-36 man, with interests in art, fashion, and of course, travel. Average household income is $80k+ and the majority of our customer base lives in major cities around the world.

In short, the PANGEA man is one part luxury enjoyer, one part travel enthusiast, and two parts adventure seeker.

COMPETITIVE ADVANTAGES

Brand Narrative/Storytelling: One of the difficult challenges of entering retail is building an authentic brand that resonates with consumers. In the premium men's swim market, few competitors offer a brand narrative past fits and fabrics. Since conception, we've been dedicated to laying a foundation to build a lifestyle brand, creating content that inspires our customers to find creativity through travel. We sell more than just a swim short, but instead, a travel companion for your next adventure.
Strategic Pricepoint: We are strategically priced (under $100) in the premium men's swim market to offer a product that matches the quality of our highest-priced competitors, but also not alienate a younger, millennial consumer. This has allowed us to both enter and capture market share from competitors on both sides of the industry. We see many of our customers "graduating" from Chubbies to PANGEA after college, at the point when they begin seeking clothing that is slightly more elevated. We also see many of our customers transitioning to us from Orlebar Brown when they see the value in being able to buy 2x PANGEA suits for the price of 1x OB suit and receive similar quality.
Product Differentiation: Our swim shorts are inspired by our own travels to some of the farthest flung places in the world. Each print we design is uniquely different and treated like a piece of art with a story behind its origin; creating a loyal customer who appreciates the craft and inherently relays that story to their sphere of influence.

The Company's Products and/or Services

Product / Service	Description	Current Market
Men's Swimwear	Men's swimwear line that offers high-quality products with unique patterns.	Global millennial men

Competition
The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base
Our target market is a digitally savvy 24-36 man, with interests in art, fashion, and of course, travel. Average household income is $80k+ and the majority of our customer base lives in major cities around the world.

Intellectual Property
The Company is dependent on the following intellectual property:

Trademarks

Serial #	Goods / Services	Mark	File Date	Grant Date	Country
86881325	Shirts, Swimwear, Pants, Shorts	PANGEA	January 20, 2016	June 14, 2016	US

Litigation
None.

USE OF PROCEEDS
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses
The use of proceeds for expenses related to the Combined Offering is as follows:

- If the Company raises the Target Amount, it will use 47.50% of the proceeds, or $11,875, towards offering expenses;
- If the Company raises the Closing Amount, it will use 12.13% of the proceeds, or $24,250, towards offering expenses; and
- If the Company raises the Maximum Amount, it will use 9.35% of the proceeds, or $46,750, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised
Marketing	40%	40%	40%
Staffing	30%	30%	30%
Inventory/Product	30%	30%	30%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Nick Bradley	CEO/Founder (2014 - Present)	Pangea Swim, CEO (2014-Present) Spearheads all creative and apparel design. Oversees all production of swimwear and leads strategy and execution for all marketing efforts such as e-commerce, social media, digital marketing and PR. Freelance Consultant, (2014 - 2018) Provides marketing consulting services including Brand Strategy, Creative Direction, Social Media Management, Experiential & Influencer Strategy as well as Product Development for various clients including Oars + Alps, ELSEWHERE, Juicero, Vanessa Hernandez Skincare & PAUSE Skincare. RQ Agency, STRATEGY LEAD, CREATIVE DIRECTOR (2016 - 2017) Led strategic planning for all clients and new business, creating innovative, original influencer programming; oversaw all strategic influencer and brand partnerships as well as creative content development and production. Clients: Airbnb, Google Play, Samsung HA & YouTube.

				BBH LA, FREELANCE ACCOUNT SUPERVISOR (2015 - 2016) Managed brand strategy for the launch of Google Play Music and oversaw all creative production including assets for Social, TV, Digital and Print.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to California law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 1 employees in California.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common Units	310,976	Yes	N/A	85%	
Series Pre-Seed Preferred Units	54,878	Yes	N/A	15%	

The Company has the following debt outstanding:

Type of debt	Name of creditor	Amount outstanding	Interest rate and payment schedule	Amortization schedule	Describe any collateral or security	Maturity date	Other material terms
Loan	Kabbage	$14,744.82	Monthly Fee: November: $0 December: $558.76 January: $149.00 February: $149.00 March: $149.00 April: $149.00	N/A	N/A	June 2019	

			May: $149.00 June: $149.00 Payment Schedule: November: $4,600.42 December: $1,800.42 January: $1,390.67 February: $1,390.67 March: $1,390.67 April: $1,390.67 May: $1,390.67 June: $1,390.67				
Loan	Shopify	$10,256.00	13% Interest; Paid back as a remittance of 15% of daily total sales on Shopify	N/A	N/A	Monthly	
Loan	PayPal	$8,350.95	$1,011 Fee; paid back as a remittance of 30% of daily Paypal Sales	N/A	N/A	Monthly	
Loan	Roger Ein	$15,000	0% Interest	N/A	N/A	July 2020	
Loan	Mark Moore	$18,000	0% Interest	N/A	N/A	July 2020	
Loan	Jordan Verroi	$5,100	0% Interest	N/A	N/A	April 2020	

Ownership

A majority of the Company is owned by a few individuals. Those individuals are Nick Bradley and LeDoux VanVeckhoven.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Nick Bradley	Common Stock	48.6%
LeDoux VanVeckhoven	Common Stock	28.9%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations
PANGEA Partners, LLC (the "Company") is a California limited liability company that was founded in 2014, and is headquartered in Los Angeles, California. The Company sales men's swimwear.

For the year ending December 31, 2017, it recognized revenue of $79,556, with a cost of goods sold (COGS) of $46,483, resulting in gross profit of $33,073. In the same financial year, the company incurred expenses of $45,053, representing a net loss of $11,980. For the prior year, it recognized revenue of $35,996, with a COGS of $53,684, resulting in gross profit of -$17,688. In the same financial year, the company incurred expenses of $18,261, representing a net loss of $35,949.

Liquidity and Capital Resources
The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $110,513.97 in cash on hand as of 10/31/2018 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
Series Pre-Seed Preferred Units	Oct. 11, 2018	Regulation D, 506(b)	Series Seed Preferred	54,878	General Operations

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Crowd Notes.

The Crowd Notes sold in this Offering will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a preferred stock financing raising of not less than $1,000,000).
- Once a "qualified equity financing" occurs, the notes thereafter will automatically convert into the shares of preferred stock sold in the qualified equity financing.
- If the maturity date is reached, the note holders will have the option, by decision of the majority outstanding note holders, to convert into the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of the Company's common stock.

The price at which the Crowd Notes sold in this Offering will convert will be:

- At a discount of 20% to the price in the qualified equity financing, subject to a $2,000,000 valuation cap, if the conversion takes place after the qualified equity financing;
- If conversion takes place prior to a qualified equity financing due to a corporated transaction, the greater of twice the outstanding principal of the Crowd Notes, or the amount of stock the Crowd Notes would convert into under the valuation cap; or
- If conversion takes place prior to a qualified equity financing because the maturity date has been reached, subject to a $2,000,000 valuation cap.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue an annual interest rate of 5.00%, compounded quarterly.

The securities into which the Crowd Notes in this Offering will convert will have more limited voting and information rights than those to be issued to Major Investors on conversion.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $200,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

All Non-Major Investors of Crowd Notes will be bound by an investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

Securities Sold Pursuant to Regulation D
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Crowd Notes in the Regulation D offering convert under similar terms to the Crowd Notes in this offering. However, investors who invest $50,000 or greater will be considered "Major Investors" under the Crowd Note. Major Investors will be entitled to greater information rights than Non-Major Investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-major counterparts.

Classes of Securities of the Company

Common Stock

Dividend Rights
Yes

Voting Rights
Yes

Right to Receive Liquidation Distributions
Yes, junior to any issued preferred stock.

Rights and Preferences
None

Preferred Stock

Series Name	Dividend Rights	Voting Rights	Right to Receive Liquidiation Distributions	Conversion Rights and Other Rights and Preferences
Series Pre-Seed	Yes	Yes	Yes	N/A

Dilution
Even once the Crowd Note convert into preferred or common equity securities, as applicable, the investor’s stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the

company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms
The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the

Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

During 2017, cash was received from a founding member of the Company. The loan was non-interest bearing with no set maturity date. At December 31, 2017 and 2016, member payables outstanding were $13,089 and $1,321, respectively.

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: Not Applicable..

OTHER INFORMATION

Bad Actor Disclosure
None

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Crowd Note. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?
To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?

For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?

You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?

Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:

1. To the Company that sold the Securities

2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Nick Bradley
_____
(Signature)

Nick Bradley
_____
(Name)

principal executive officer, principal financial officer, principal accounting officer, and director
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Nick Bradley
_____
(Signature)

Nick Bradley
_____
(Name)

principal executive officer, principal financial officer, principal accounting officer, and director
_____
(Title)

November 16th, 2018
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials



PANGEA PARTNERS, LLC
A California Limited Liability Company

Financial Statements (Unaudited) and
Independent Accountants' Review Report

December 31, 2017 and 2016

PANGEA PARTNERS, LLC

Years Ended December 31, 2017 and 2016

Table of Contents

Independent Accountants' Review Report 1

Financial Statements

Balance Sheets 2

Statements of Operations and Changes in Members' Equity 3

Statements of Cash Flows 4

Notes to the Financial Statements 5



F&A

INDEPENDENT ACCOUNTANTS' REVIEW REPORT



FRUCI & ASSOCIATES II
A Professional Limited Liability Company

To Management of PANGEA Partners, LLC
c/o Nick Bradley, Managing Partner
808 N. Dillon St.
Los Angeles, CA 90026

We have reviewed the accompanying financial statements of PANGEA Parnters, LLC (the "Company"), which comprise the balance sheets as of December 31, 2017 and 2016, and the related statements of operations, changes of members' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

As disclosed in Note 6 of the financial statements, the Company has not generated sufficient revenues to fund operations and has incurred significant losses. Accordingly, substantial doubt is raised about the Company's ability to continue as a going concern.

Fruci & Associates II, PLLC

Spokane, WA
November 14, 2018

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

PANGEA Partners, LLC
BALANCE SHEETS
(unaudited)
As of December 31, 2017 and 2016

		2017		2016
Assets				
Current assets				
Cash and cash equivalents	$	14,468		1,044
Inventory		36,596		1,580
Total assets	$	51,064	$	2,624
Liabilities and members' equity				
Current liabilities				
Accrued interest	$	817	$	1,080
Accrued expenses		3,195		608
Credit card payable		16,197		-
Notes payable		54,725		47,444
Total current liabilities		74,934		49,132
Noncurrent liabilities				
Convertible notes payable		15,000		-
Member payable		13,089		1,321
Total liabilities		103,023		50,453
Commitments & contingencies		-		-
Members' equity				
Member contributions		82,688		74,838
Accumulated deficit		(134,647)		(122,667)
Total members' equity		(51,959)		(47,829)
Total liabilities and members' equity	$	51,064	$	2,624

See accountants' review report and accompanying notes to the financial statements.

PANGEA Partners, LLC
STATEMENTS OF OPERATIONS AND CHANGES IN MEMBERS' EQUITY
(unaudited)
For the years ended December 31, 2017 and 2016

	2017	2016
Revenue		
Gross revenue	$ 79,556	$ 35,996
Cost of goods sold	(46,483)	(53,684)
Gross profit	33,073	(17,688)
Operating expenses		
Professional fees	9,091	2,635
Bank charges	1,156	3,886
Marketing expenses	10,711	3,642
Travel expenses	9,426	833
Dues and subscriptions	670	1,686
Freight and delivery	504	1,283
Meals and entertainment	3,261	473
Office expenses	3,665	1,256
Taxes and licenses	1,747	800
Computer and internet	546	687
Total operating expenses	40,777	17,181
Other income/(expense)		
Other income	552	-
Interest expense	(4,828)	(1,080)
Total other income/(expense)	(4,276)	(1,080)
Net loss	$ (11,980)	$ (35,949)
Changes in members' equity		
Beginning members' equity	$ (47,829)	$ (27,527)
Capital contributions	7,850	15,647
Distributions to members	-	-
Net loss	(11,980)	(35,949)
Ending members' equity	$ (51,959)	$ (47,829)

See accountants' review report and accompanying notes to the financial statements.

PANGEA Partners, LLC
STATEMENTS OF CASH FLOWS
(unaudited)
For the years ended December 31, 2017 and 2016

	2017	2016
Cash flows from operating activities		
Net loss	$ (11,980)	$ (35,949)
Changes in operating assets and liabilities:		
Inventory	(35,016)	(280)
Accrued interest	(263)	1,080
Accrued expense	2,587	608
Credit card payable	16,197	-
Net cash used by operating activities	(28,475)	(34,541)
Cash flows from financing activities		
Proceeds from issuance of convertible notes	15,000	-
Proceeds from notes payable	7,281	18,969
Payments on member loans	11,768	-
Member equity contributions	7,850	15,647
Net cash provided by financing activities	41,899	34,616
Net increase in cash and cash equivalents	13,424	75
Cash and cash equivalents, beginning	1,044	969
Cash and cash equivalents, ending	$ 14,468	$ 1,044
Supplemental Information:		
Cash paid for interest	$ 3,748	$ -

Noncash Transactions

Capital contributions converted to notes payable in the amount of $10,000 for the year ended December 31, 2016.

See accountants' review report and accompanying notes to the financial statements.

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

PANGEA Partners, LLC (the "Company") is a California limited liability company that was founded in 2014, and is headquartered in Los Angeles, California. The Company sales men's swimwear.

Basis of Presentation

The accompanying financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising costs

The Company's advertising costs are expensed as incurred. During the years ended December 31, 2017 and 2016, the Company recognized $10,711 and $3,642 in advertising costs, respectively, recorded under the heading 'Marketing expenses' in the statements of operations.

Revenue Recognition

The Company recognizes revenue only when all of the following criteria have been met:
- Persuasive evidence of an arrangement exists;
- Delivery has occurred or services have been rendered;
- The fee for the arrangement is fixed or determinable; and
- Collectability is reasonably assured.

Accounts Receivable

The Company may, from time to time, extend credit to its customers and trade receivables are stated at the amount the Company expects to collect. The Company assesses its receivables based on historical loss patterns, aging of the receivables, and assessments of specific identifiable customer accounts considered at risk or uncollectible. The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for doubtful accounts. The Company had no accounts receivable at December 31, 2017 and 2016.

<u>Fair Value of Financial Instruments</u>

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

<u>Cash and Cash Equivalents</u>

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2017 and 2016, the Company had no items, other than bank deposits, that would be considered cash equivalents. At times, the Company may hold cash balances in excess of federally insured limits. No losses have been recognized as a result of these excess amounts.

<u>Cost of Goods Sold/Inventory</u>

Inventory items are stated at the lower of cost or market and the first-in, first-out valuation method is used. If appropriate, the Company maintains a reserve for obsolete inventory. As of December 31, 2017 and 2016, no reserve for obsolescence was recorded. The inventory balance at December 31, 2017 and 2016 was $36,596 and $1,580, respectively.

<u>Income Taxes</u>

The Company is a limited liability company treated as a partnership for federal and state income tax purposes. The Company's taxable income or loss is allocated to its members in accordance with their respective percentage of ownership. Therefore, no provision or liability for income taxes has been included in the accompanying financial statements. The Company files income tax returns in the U.S. federal jurisdiction and the California state jurisdictions, as applicable. The Company's tax returns since inception are open to examination.

Recent Accounting Pronouncements

No recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

NOTE 2 – NOTES PAYABLE

During the year ended December 31, 2016, the Company issued three promissory notes, one of which bears no interest and the other two accrued at a rate of 10% per annum totaling $30,800 in borrowings. Another loan was made for at no interest in the amount of $20,000. Total principal paid on these notes and loans during 2016 was $3,356 and the Company recognized interest expense of $1,080. During the year ended December 31, 2017, the Company borrowed $30,000 from Kabbage Loans with an annual percentage rate of 47.08%. Total principal paid on all notes and loans during 2017 was $22,719 and the Company recognized interest expense of $4,011. At December 31, 2017, accrued interest on the notes and loans was $0.

NOTE 3 – CONVERTIBLE NOTES PAYABLE

During the year ended December 31, 2017, the Company issued $15,000 principal amount of 6% convertible notes due in 2022. Interest on the note accrued at the rate of 6% per annum. During the year ended December 31, 2017, the Company recognized interest expense related to outstanding convertible notes of $817. At December 31, 2017, accrued interest was $817.

NOTE 4 – MEMBERS' EQUITY

During the years ended December 31, 2017 and 2016, there were $7,850 and $15,647 in capital contributions made, respectively.

NOTE 5 – RELATED PARTY TRANSACTIONS

During 2017, cash was received from a founding member of the Company. The loan was non-interest bearing with no set maturity date. At December 31, 2017 and 2016, member payables outstanding were $13,089 and $1,321, respectively.

NOTE 6 – GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of approximately $134,647 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern for the twelve-month period from the report date. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to attract users to its software platform and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 7 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through November 14, 2018, the date on which the financial statements were available to be issued, and has not identified any events that would be required for disclosure.

EXHIBIT C
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Invest in PANGEA

Men's Swimwear for the Worldly Gentleman.

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$1,000	$2,000,000	Crowd Note
Minimum	Valuation cap	Security Type

INVEST

Purchased securities are not currently tradeable. Expect to hold your investment until the company lists on a national exchange or is acquired.

PANGEA is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by PANGEA without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Company Highlights

- 2018 revenue through October of $285,790, a 300%+ increase from the comparable period in 2017 (based on unaudited financials)
- Direct-to-consumer Gross Product Margin of up to 88% (based on unaudited financials)
- Featured in prominent media publications such as GQ, Gear Patrol, Cool Material, Men's Health, & Details.
- Average order value of $129 and a Return Customer Rate of 28% since March 2017

Fundraise Highlights

- Total Round Size: US $500,000
- Raise Description: Seed
- Minimum Investment: US $1,000 per investor
- Security Type: Crowd Note
- Valuation Cap: US $2,000,000
- Target Minimum Raise Amount: US $200,000
- Offering Type: Side by Side Offering

PROFILE MENU

Highlights

PANGEA is a men's line created for the Worldly Gentleman. We've scoured the farthest flung places in the world to dress the modern day nomad... in exotic prints and tailored fits.

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The men's swimwear market, currently valued at $7.1B, has shown strong growth due to heightened interest in health and recreational activities.

However, while the men's swimwear market has been growing, there is a lack of differentiated brands, both in terms of narrative and design. PANGEA fills that void by offering a genuinely unique fashion aesthetic for tailored men's swimwear as well as a rich narrative surrounding travel and exploration.

We create premium men's swimwear, offering tailored fits in exotic prints. We offer our swimwear in three timeless fits and create original, brand-owned designs inspired from our own worldly travels. Our shorts feature a luxurious, "Quick-Dry" Japanese Polyester with antique nickel hardware, all hand-sewn in Colombia to create the ultimate travel companion. We go farther than our competitors by offering more than just good fabrics and tailored fits, but instead, worldly designs that are inspired from our own travels around the world. Our long-term goal is to expand outside of swimwear and create a full lifestyle brand that outfits the modern day traveler.

2018 revenue through October of $285,790, a 300%+ increase from the comparable period in 2017, all with only $200k in funding since inception. We currently sell to customers in over 15 countries with 19% of our total orders being international. Since launching in 2014, we have received several press accolades including GQ, Gear Patrol, Cool Material, Men's Health & Men's Journal and also have had two successful seasons in Nordstrom as well as high-end boutiques around the world.

Pitch Deck


PANGEA

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Product & Service

BUSINESS MODEL

We design, manufacture, and retail men's swimwear. Our swimwear is designed out of Los Angeles but produced in Barranquilla, Colombia. Our current product cost is around $12/swimsuit, but we anticipate a future cost of $9/swimsuit with the scaling of the business.

Current Profit Margins:

- COGS: $12
- WHOLESALE:
  -Average Pricepoint: $43
  -Gross Profit: $31; Margin: 73%
- RETAIL:
  -Average Pricepoint: $95
  -Gross Profit: $83; Margin 88%

PROFILE MENU

We are currently a primarily direct-to-consumer business, with a proven model showcasing demand in over 15 countries, with 19% of our business being international.

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Other paid analytics to note:

- CPA: $20
- AOV: $129
- ROAS: 2.41
- Repeat Customer Rate: 28%

Additionally, email and organic social prove to be an important part of our online scaling.

- **Email Analytics:**
  -Email List: Over 4,750
  -Email List Growth: 10%+ per month
  -Drives ~29% Monthly Revenue:
- **Social Analytics:**
  -Total Followers: 13.5k
  -International Followers: 53% of Total

Additionally, given the success of recent pop-ups at hotel pool parties, we plan to expand into "pop-up" brick & mortar and strategic wholesale in 2019.

THE PANGEA MAN (Target Audience)

The PANGEA man is the modern-day traveler, or "the worldly gentleman". Our target market is a digitally savvy 24-36 man, with interests in art, fashion, and of course, travel. Average household income is $80k+ and the majority of our customer base lives in major cities around the world.

In short, the PANGEA man is one part luxury enjoyer, one part travel enthusiast, and two parts adventure seeker.

COMPETITIVE ADVANTAGES

1. **Brand Narrative/Storytelling:** One of the difficult challenges of entering retail is building an authentic brand that resonates with consumers. In the premium men's swim market, few competitors offer a brand narrative past fits and fabrics. Since conception, we've been dedicated to laying a foundation to build a lifestyle brand, creating content that inspires our customers to find creativity through travel. We sell more than just a swim short, but instead, a travel companion for your next adventure.
2. **Strategic Pricepoint:** We are strategically priced (under $100) in the premium men's swim market to offer a product that matches the quality of our highest-priced competitors, but also not alienate a younger, millennial consumer. This has allowed us to both enter and capture market share from competitors on both sides of the industry. We see many of our customers "graduating" from Chubbies to PANGEA after college, at the point when they begin seeking clothing that is slightly more elevated. We also see many of our customers transitioning to us from Orlebar Brown when they see the value in being able to buy 2x PANGEA suits for the price of 1x OB suit and receive similar quality.
3. **Product Differentiation:** Our swim shorts are inspired by our own travels to some of the farthest flung places in the world. Each print we design is uniquely different and treated like a piece of art with a story behind its origin; creating a loyal customer who appreciates the craft and inherently relays that story to their sphere of influence.

Gallery





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Spring/Summer 2016.

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Media Mentions

GQ   GEAR PATROL   COOL MATERIAL

Team Story

PANGEA was born on a 2013 summer evening in Venice when I met my partner, LeDoux Vanveckhoven.

Living by the beach, we spent every day in swimwear. After a failed shopping trip for a new swimsuit due to lack of creativity and an overpriced selection, I saw an opportunity in the market. So, LeDoux and I began concepting a new line, marrying our passions of travel and fashion into the soon-to-be PANGEA. Taking a risk, I shared the ideas with then client, now friend and unofficial advisor, Paige Adams-Geller (of PAIGE). She was beyond supportive and helped us get started in the industry.

Since then, we have built PANGEA into what it is today. A year in, LeDoux took a job at Hawke Media, now VP of Biz Development, allowing him to advise on digital strategy while also providing investment. Staying on as CEO, I have worked any side hustle possible, from catering jobs to an agency's Head of Strategy, sleeping on couches (to pay for Nordstrom production)... all to keep the business afloat.

For us, PANGEA is more than just a business, it is a lifelong dream. We believe it has the potential to not only be a multimillion-dollar swimwear brand but more... an inspiration to always take the path less traveled.

Founders and Officers



Nick Bradley
CHIEF EXPLORER (CEO)

Nick is the CEO and day-to-day operator of PANGEA. He currently oversees all operations , including creative design for both product and the brand.

Key Team Members



Anthony Garrett

Operations & Support Manager

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Roger Ein

Director of Merchandising

Notable Advisors & Investors



William Gerber



Van Wyck Estates



LeDoux Vanveckhoven

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Q&A with the Founder

Q: How many full time and part time employees do you currently have? How many full time and part time employees do you expect to have post-raise?
PANGEA: Currently, only one full-time employee (Nick, CEO). Current part-time employees include Anthony Garrett (Operations/Customer Service), Chuck Evans (Digital Media Buyer), Phoebe Gallo (Graphic Designer).
Post-raise, we anticipate to hire a full-time COO (Anthony Garrett) and a full-time wholesale director.

Q: Are all founders currently full-time? If not, please explain who, why, and what the expected timeline is for part-time founders to join full-time.
PANGEA:
No, the other co-founder, LeDoux Vanveckhoven, currently serves as an investor/unofficial advisor. He works full-time at Hawke Media and brings a large amount of strategic knowledge and experience to the table for DTC.

Q: Please detail the current stage of your product/platform development. Please detail your IP and patents filed/granted.
PANGEA: We currently offer three styles/fits of swimwear in several different prints. We have the brand name, "PANGEA", trademarked for several men's apparel categories including swim.

Q: Please summarize your business and business model.
PANGEA:
We are a primarily DTC business, manufacturing all of our own goods to achieve optimal profit margins.

Q: Please outline your customer acquisition strategy.
PANGEA: We utilize an Omnichannel approach, leveraging Facebook, Google Adwords, & Cross-Platform Display Networks to reach new customers. We utilize our existing audience (i.e. email list, etc.), as well as Google analytics, to build interest based + demographic audiences within Facebook. Cross-Platform Display is also automated based off existing data.
Social Ad Placement is also determined using Google Analytics by identifying the path length and LTV to determine our sales cycle.

Read more answers from the founder ↓

The Q&A with the Founder is based on due diligence activities conducted by SI Securities, LLC. The verbal and/or written responses transcribed above may have been modified to address grammatical, typographical, or factual errors, or by special request of the company to protect confidential information.

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

Fundraising Description

Round type:	Seed
Round size:	US $500,000
Minimum investment:	US $1,000
Target Minimum:	US $200,000
Maximum Raise Amount:	US $500,000

Key Terms

Security Type:	Crowd Note
Conversion discount:	20.0%
Valuation Cap:	US $2,000,000
Interest rate:	5.0%

Additional Terms

Closing conditions:	While PANGEA has set an overall target minimum of US $200,000 for the round, PANGEA must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments below $20,000. For further information please refer to PANGEA's Form C.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

Use of Proceeds

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If Minimum Amount Is Raised



- Staffing
- Marketing
- Inventory/Product Category Expansion

If Maximum Amount Is Raised



- Marketing
- Staffing
- Inventory/Product Category Expansion
- Brick & Mortar/Pop-Up

Investor Perks

Early Bird Specials:

*Invest by 11:59pm ET on November 15th to receive the next tier of perks (one tier up from your investment amount). Applicable for $5,000 investments and above.

*First 100 investors to invest $2,500 or more will receive a custom "MAKE THE WORLD PANGEA AGAIN" T-Shirt.

Regular Perks:

Tier 1. Investors of $2,500 or more will receive two free swimsuits of their choice.

Tier 2. Investors of $5,000 or more will receive three free swimsuits of their choice, + 10% off code for life.

Tier 3: Investors of $20,000 or more will receive four swimsuits of their choice, + 20% off code for life.

GOLD: Investors of $50,000 or more will receive Tier 3 perks, plus a all-expenses paid invitation to join the PANGEA team on a future international location shoot. **Max one investor per shoot.

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Prior Rounds

The graph below illustrates the valuation cap or the pre-money valuation of PANGEA's prior rounds by year.

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$2250000

$2000000

$1750000

$1500000

$1250000

$1000000

$750000

$500000

| Other Founder (Common) | Pre-Seed (Preferred) | Current Seed (Crowd) |

This chart does not represent guarantees of future valuation growth and/or declines.

Other

Round Size	US $121,366
Closed Date	Aug 31, 2018
Security Type	Common Equity

Pre-Seed

Round Size	US $120,000
Closed Date	Oct 16, 2018
Security Type	Preferred Equity

Market Landscape

MARKET OVERVIEW

Menswear is expected to outpace the growth of womenswear over the next 2 years (5% growth by 2020). One driver of this growth is men's swimwear, which grew 15.4% in the US from 2010-2015.

Given the most recent exit of Orlebar Brown to Chanel for $65M, the global men's swimwear market was valued at $7.2B, up 4.6% from $6.9B in 2017.

Factors driving category growth are:

- Men's greater emphasis on appearance, fueled by social media, & dress codes softening globally

- Increased demand for "transitional" shorts, that serve as both casual wear and swimwear

- Growing desire for clothing that casts silhouettes, including ones that reveal body shape (i.e. not boardshorts)

- 45% of men shopping online

MARKET POSITIONING

We are strategically priced at under $100 to offer a high-quality product that matches the quality of our highest-priced competitors, but also does not alienate a younger, millennial consumer. Additionally, we are positioned as more than just a swimwear brand, but a travel/resort lifestyle brand, allowing for future expansion into new menswear categories.

Both strategies have allowed us to both enter and capture market share from competitors from opposite price-points of the industry. We see many of our customers "graduating" from Chubbies to PANGEA after college, when they begin seeking more elevated brands. Additionally, we see a transition to us from Orlebar Brown when the value is discovered.

MAIN COMPETITORS

- Orlebar Brown (recently exited at ~$65M to Chanel, annual revenue of $32.6M)

- Chubbies

- Onia (projecting 2018 sales to be $30M)

- Vilebrequin (exited in 2012 to G-III for $106.2M)

Despite our competition, we feel confident that we will succeed by not only offering high-quality product, but by our unique brand proposition.

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Risks and Disclosures

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The apparel market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company forecasts project $1MM+ annual revenue growth in 2019. If its assumptions are wrong, and its projections regarding market penetration are too aggressive, its financial projections may overstate its viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company's business model is capital intensive. The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan. In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If the Company are not able to raise sufficient capital in the future, it will not be able to execute its business plan, its continued operations will be in jeopardy and it may be forced to cease operations and sell or otherwise transfer all or substantially all of its remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

The Company does not currently hold any intellectual property and they may not be able to obtain such intellectual property. Their ability to obtain protection for their intellectual property (whether through patent, trademark, copyright, or other IP right) is uncertain due to a number of factors, including that the Company may not have been the first to make the inventions. The Company have not conducted any formal analysis of the "prior art" in their technology, and the existence of any such prior art would bring the novelty of their technologies into question and could cause the pending patent applications to be rejected. Further, changes in U.S. and foreign intellectual property law may also impact their ability to successfully prosecute their IP applications. For example, the United States Congress and other foreign legislative bodies may amend their respective IP laws in a manner that makes obtaining IP more difficult or costly. Courts may also render decisions that alter the application of IP laws and detrimentally affect their ability to obtain such protection. Even if the Company is able to successfully register IP, this intellectual property may not provide meaningful protection or commercial advantage. Such IP may not be broad enough to prevent others from developing technologies that are similar or that achieve similar results to theirs. It is also possible that the intellectual property rights of others will bar the Company from licensing their technology and bar them or their customer licensees from exploiting any patents that issue from our pending applications. Finally, in addition to those who may claim priority, any patents that issue from our applications may also be challenged by their competitors on the basis that they are otherwise invalid or unenforceable.

Its international operations could be affected by currency fluctuations, capital and exchange controls, expropriation and other restrictive government actions, changes in intellectual property legal protections and remedies, trade regulations and procedures and actions affecting approval,production, pricing, and marketing of, reimbursement for and access to its products, as well as by political unrest, unstable governments and legal systems and intergovernmental disputes. Any of these changes could adversely affect its business. Many emerging markets have experienced growth rates in excess of the world's largest markets, leading to an increased contribution to the industry's global performance. There is no assurance that these countries will continue to sustain these growth rates.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation. Consumer preferences for our products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. In addition, because of our varied customer base, we must offer an array of products that satisfy the broad spectrum of consumer preferences. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business

In general, demand for our products and services is highly correlated with general economic conditions. A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

Maintaining, extending and expanding our reputation and brand image are essential to our business success. We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations. In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

We currently obtain components from single or limited sources, and are subject to significant supply and pricing risks. Many components, including those that are available from multiple sources, are at times subject to industry-wide shortages and significant commodity pricing fluctuations. While the Company has entered into agreements for the supply of many components, there can be no assurance that we will be able to extend or renew these agreements on similar terms, or at all. A number of suppliers of components may suffer from poor financial conditions, which can lead to business failure for the supplier or consolidation within a particular industry, further limiting our ability to obtain sufficient quantities of components. The follow-on effects from global economic conditions on our suppliers, also could affect our ability to obtain components. Therefore, we remain subject to significant risks of supply shortages and price increases. Our products often utilize custom components available from only one source. Continued availability of these components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. In particular, the Company is dependent on Nick Bradley. There can be no assurance that they will continue to be employed by the Company for a particular period of time. The loss of our key employees or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

The team does not come from supply chain management/operations backgrounds. Because of this, there is a risk that they could not effectively manage the supply chain / operations / logistics of the business, which could impact customer relations and/or cash positions.

The company is required to lay out large sums for working capital requirements to buy and purchase goods and then sell the goods 2-6 months later. There is also the risk that the product could go out of style. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. In addition, because of our varied customer base, we must offer an array of products that satisfy the broad spectrum of consumer preferences. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

Despite the company maintaining a low burn, the current cash position is considered very low given where they are in the life cycle. There is a risk that burn could spike which would limit the company's ability to operate. The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to purchase inventory, promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

Cyclical and seasonal fluctuations in the swimwear market may have an effect on the Company. Both cyclical and seasonal fluctuations in swimwear may affect their business. Swimwear sales generally slow during the winter months, and sales typically increase significantly in the spring and summer of each year. These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

The Company has not filed a Form D for its previous offering. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

The Company does not keep proper records of their Board Minutes. Although the Company is not legally required to keep Board Records to conduct operations, boards play a critical role in effective risk oversight. A board helps ensure that management's actions are consistent with corporate strategy, reflective of the culture of the business, and in line with the organization's risk tolerance. There is no guarantee that Board Minutes will be kept going forward.

The Company does not have an employment contract in place with Nick Bradley, the CEO. Employment agreements typically provide protections to the Company in the event of the employee's departure, specifically addressing who is entitled to any intellectual property created or developed by those employees in the course of their employment and covering topics such as non-competition and non-solicitation. As a result, if Nick were to leave Pangea, the Company might not have any ability to prevent his direct competition, or have any legal right to intellectual property created during his employment. There is no guarantee that an employment agreement will be entered into.

The reviewing CPA has included a "going concern" note in the reviewed financials. The Company has incurred losses from inception of approximately $134,647 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern for the twelve-month period from the report date. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to attract users to its software platform and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

We are selling convertible notes that will convert into shares or result in payment in limited circumstances. These notes only convert or result in payment in limited circumstances. If the Crowd Notes reach their maturity date, investors (by a decision of the Crowd Note holders holding a majority of the principal amount of the outstanding Crowd Notes) will either (a) receive payment equal to the total of their purchase price plus outstanding accrued interest, or (b) convert the Crowd Notes into shares of the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of Company's common stock. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of two times their purchase price or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet to-be-determined class of preferred stock. If the notes convert because they have reached their maturity date, the notes will convert based on a $2,000,000 valuation cap. If the notes convert due to a qualified equity financing, the notes will convert at a discount of 20%, or based on a $2,000,000 valuation cap. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $2,000,000 valuation cap, so you should not view the $2,000,000 as being an indication of the Company's value.

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We have not assessed the tax implications of using the Crowd Note. The Crowd Note is a type of debt security. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis. By purchasing a Crowd Note this Offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Crowd Note. Those provisions apply to claims regarding this Offering, the Crowd Notes and possibly the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

You may have limited rights. The Company has not yet authorized preferred stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights.

You will be bound by an investment management agreement which limits your voting rights. As a result of purchasing the notes, all Non-Major Investors (including all investors investing under Regulation CF) will be bound by an investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

A majority of the Company is owned by a small number of owners. Prior to the Offering, the Company's current owners of 20% or more of the Company's outstanding voting securities beneficially own up to 90.79% of the Company's voting securities. Subject to any fiduciary duties owed to our other owners or investors under California law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Representatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors"). SI Advisors is an exempt investment advisor that acts as the General Partner of SI Selections Fund I, L.P. ("SI Selections Fund"). SI Selections Fund is an early stage venture capital fund owned by third-party investors. From time to time, SI Selections Fund may invest in offerings made available on the SeedInvest platform, including this offering. Investments made by SI Selections Fund may be counted towards the total funds raised necessary to reach the minimum funding target as disclosed in the applicable offering materials.

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Frequently Asked Questions

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About Side by Side Offerings

What is Side by Side?

A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?

The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.

Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?

Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?

Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $1 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in PANGEA

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by PANGEA. Once PANGEA accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to PANGEA in exchange for your securities. At that point, you will be a proud owner in PANGEA.

What will I need to complete my investment?

To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or passport
5. ABA bank routing number and checking account number (typically found on a personal check or bank statement)

If you are investing under Rule 506(c) of Regulation D, your status as an Accredited Investor will also need to be verified and you will be asked to provide documentation supporting your income, net worth, revenue, or net assets or a letter from a qualified advisor such as a Registered Investment Advisor, Registered Broker Dealer, Lawyer, or CPA.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Reg CF offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, PANGEA has set a minimum investment amount of US $1,000.

Accredited investors investing $20,000 or over do not have investment limits.

After My Investment

What is my ongoing relationship with the Issuer?

You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my securities in the future?

Currently there is no market or liquidity for these securities. Right now PANGEA does not plan to list these securities on a national exchange or another secondary market. At some point PANGEA may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when PANGEA either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Other General Questions

What is this page about?

This is PANGEA's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the PANGEA's Form C. The Form C includes important details about PANGEA's fundraise that you should review before investing.

How can I (or the company) cancel my investment under Regulation CF?

For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your portfolio page

What if I change my mind about investing?

If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your portfolio page.

EXHIBIT D
Investor Deck





This presentation contains offering materials prepared solely by Pangea Partners LLC without the assistance of SI Securities, and not subject to FINRA Rule 2210. In addition, this presentation may contain forward- looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.





MILLENIALS TRAVEL MORE THAN ANY GENERATION BEFORE... AND WANT TO LOOK GOOD WHILE DOING IT.

FOR THE WORLDLY GENTLEMAN

MILLENIALS...

crave unique travel

experiences and value those experiences as

social currency (i.e. sharing their travel digitally)

took an average of 3.5

vacations during the past 12 months, making **travel-related**

purchases for each trip.

love to spend money – especially on apparel (and **45% of**

men prefer to shop online).

will have a collective spending power of

$1.4 Trillion by 2020, as they enter their 30's.

RESULTING IN DEMAND FOR BRANDS THAT HELP ENHANCE THEIR TRAVEL NARRATIVE ONLINE.

These statements reflect management's current views and are meant for illustrative purposes. They do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made.



4





I N T R O D U C I N G

PANGEA

THERE WAS A TIME WHEN THE WORLD WAS BIG...

Lands were unnervingly unfamiliar and people and places were explored with great courage and wonder. Now, we're told, the world has grown small. What was once daunting and exotic has become increasingly familiar. The paths have been trodden, the trails have all been blazed.

PANGEA embodies the notion that there is always more to discover, more to do, more to see. We believe that true adventure is the exploration of the unknown. And while the world may feel smaller, there is still so much to explore. Our designs are inspired by our own experiences traveling to some of the farthest flung places in the world.

We went there, not so you don't have to, but so you can, in style.





COMPANY GROWTH

SALES
GROWTH
2016
$35,996
2017
$79,556
+121%
2018
$400,267 (FYP)
$304,514
(THROUGH NOVEMBER)
OVER THE PAST YEAR,
WE'VE EXPERIENCED
INCREASING DEMAND ON-
LINE...
RESULTING IN
SOLD-OUT PRODUCT.

These statements have not been audited. They are meant for illustrative purposes and they do not represent guarantees of future results. These statements reflect management's current views based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

WHY WE'RE SUCCESSFUL

PRICEPOINT & QUALITY
We offer a high-quality and unique product, but at a more obtainable price point than our premium competitors (Orlebar Brown: $175+ and Onia $130+, and Vibrequin $190+) .

E-COMMERCE SUCCESS & HIGH MARGIN
Allstar marketing team with a track record of scaling brands, and a scalable model with a 88% margin and strong repeat customer business.

BRAND NARRATIVE
We've created a narrative-rich world built upon the pillars of travel and leisure, inspiring men (and their travel partners) everywhere to embark on their own adventures.

PRODUCT DIFFERENTIATION
Each print and collection is uniquely different and treated as a piece of art with a story behind its orgin; creating a loyal customer who appreciates the craft and inherently relays that story to their sphere of influence.

This slide represents management opinion and is meant for illustrative purposes. It does not represent the scope of competition in the marketplace, nor does it represent guarantees of future results, levels of activity, performance, or achievements

In the premium swim market, few competitors offer a brand narrative past fits and fabrics.


PRICE
EMPHASIS ON DESIGN & BRAND STORY
Mid-tier pricepoint w/ uniqueprints

We are positioned via our mid-price point to capture growing and existing market share.. We offer a brand to "graduate" to for collegiate Chubbies customers as well as a more affordable product for Orlebar Brown purchasers looking for more bang for their buck.

With a rich e-commerce narrative, we've built the fire... and are ready to add fuel.

OUR MODEL

CPA: $20
AOV: $128
ROAS: 2.41
Repeat Customer Rate: 28%



19%
of orders are
International...

mostly from organic
social discovery.

Australia
Canada
France
Germany
Mexico
New Zealand
Saudi Arabia
South Africa
United Kingdom
United Emirates


FREE SHIPPING AND RETURNS ON ALL U.S. ORDERS
ADVENTURE AWAITS.
DON'T LET IT SLIP AWAY.
RETURN TO YOUR CART

Email List: **4,750+**
Email List Growth: **+10%/mo**
% of Monthly Revenue: **29%**

WELCOME SERIES:
Open rate: 46% (vs. Industry: 37.9%)
Click rate: 9% (vs. Industry: 4.9%)
Conversion: 9.2% (vs. Industry: 1.3%)

ABANDONED CART:
Open rate: 48% (vs. Industry: 36.4%)
Click rate: 11% (vs. Industry 6.5%)
Conversion: 11.1% (vs. Industry: 3.2%)


Verizon
12:39 AM
14%
thepangeaman

Total Followers: **13.5k**
International Followers: **53% of Total**

THE HEMINGWAY



5.5" Inseam,
Fitted Waistband
Adjustable Buckles

COGS: $12
WHOLESALE: $44
RETAIL: $98

WHOLESALE PROFIT: $32 (+72%)
RETAIL PROFIT: $86 (+88%)

THE ROOSEVELT



6" Inseam,
Full-Elastic Waistband
Leisurely Fit w/ Drawcord

COGS: $12
WHOLESALE: $42
RETAIL: $98

WHOLESALE PROFIT: $30 (+71.5%)
RETAIL PROFIT: $80 (+87%)

THE CLARK



7.5" Inseam,
Half-Elastic Waistband
Most Relaxed Fit

COGS: $12
WHOLESALE: $42
RETAIL: $98

WHOLESALE PROFIT: $30 (+71.5%)
RETAIL PROFIT: $80 (+87%)

PRODUCT ROADMAP

MEN'S SWIMWEAR AND BEYOND.



2018

SPRING/SUMMER:

Serape Collecion

Huichol Peyote Collection

Ben Medansky x PANGEA

RESORT:

Huipol Embroidery Collection

Morrocan Berber Collection

2019

SPRING/SUMMER

New Swimwear Lengths

Mexican-Crafted Huaraches

Peruvian-Woven Lounge Shorts

RESORT:

Worldly Sweatshirts/Hoodies

Peruvian Woven Loungewear

2020

SPRING/SUMMER:

Woven Towels

Athletic "Adventure" Shorts

Curated Men's Jewelry

RESORT:

Leather Travel Accessories

OUR GOAL: TO BE IN EVERY WORLDLY TRAVELER'S SUITCASE.

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.


1

U.S. OMNICHANNEL EXPANSION

- Pop-Ups & Experimental Brick & Mortar in Major Vacation Destinations
- Target strategic boutique and resort wholesale accounts for visibility
- Strategic Partnerships (Hotel Pool Parties, Co-Branded Events)


2

BOOST TOP-OF-FUNNEL AWARENESS

- Increase daily ad spend by 300% to target new audiences and test new creative domestically
- Begin strategic planning and targeting of potential audiences geographically


3

INTERNATIONAL EXPANSION

- Expand fulfillment and marketing operations into major international markets such as Australia and Middle East.
- Increase marketing & PR efforts in all promising destinations globally

BUILDING A NEW, DIGITAL... PANGEA

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

THE TEAM



NICK BRADLEY

CREATIVE LEAD, CO-FOUNDER

Nick is a co-founder of PANGEA. He leads all brand creative and marketing and also runs all day-to-day operations.

In addition to PANGEA, Nick has worked as a freelance branding/marketing strategist with experience ranging from start-ups to global agencies and powerhouse clients, such as Google, YouTube, Airbnb, Warner Brothers, Samsung, Wrigley, LA Times, Pinkberry, Oars + Alps and PAIGE.



CHUCK EVANS

CONTRACTOR

DIGITAL STRATEGIST, MEDIA BUYER

Chuck oversees leads the brand in digital strategy and implementation across all media platforms.

Chuck brings a wealth of experience in O mni-Channel Media Buying & Digital Marketing Strategy, focusing on direct response paid media strategy and execution. He has led countless clients to success including Elysium Health, Alibaba Group, Paige Hathaway, and Inboard Technologies, Amazing Grass, Bear



LEDOUX VANVECKHOVEN

STRATEGIC ADVISOR, CO-FOUNDER

LeDoux is a co-founder, investor, and strategic advisor for PANGEA.

LeDoux is the VP of Business Development at Hawke Media, one of the fastest growing digital marketing agencies in the country. Hawke has the collective knowledge of leading growth efforts for over 300 brands, including lifestyle brands like Lorna Jane, Tamara Mellon, Beach Bunny, Planet Blue, Stampd, Will Leather Goods, and Monday Swimwear.



ANTHONY GARRETT

BRAND MANAGER

Anthony supports the brand in managing all fulfillment operations while delivering a high-level of customer service throughout their experience.

Anthony brings Enterprise Sales and account management experience to the table, working closely with CEO's and COO's around the world.

WE ARE SEEKING FINANCING TO HELP US REACH $2.8M IN SALES BY 2020.

THIS FUNDING WILL FUEL GROWTH THROUGH MARKETING, OPERATIONS, INCREASED SWIMWEAR INVENTORY & PRODUCT CATEGORY EXPANSION.



THANK YOU.

FOR THE WORLDLY GENTLEMAN